UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2021

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrants’ Registration Statement on Form F-10 (File No. 333-260011).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Teresa Neto
	Name:	Teresa Neto
	Title:	Chief Financial Officer

Date: November 3, 2021

GRANITE REIT INC.

By:	/s/ Teresa Neto
	Name:	Teresa Neto
	Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	Equity Distribution Agreement dated November 3, 2021 among Granite Real Estate Investment Trust, Granite REIT Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc.

99.2	Consent of Davies Ward Phillips & Vineberg LLP

99.3	Consent of Davies Ward Phillips & Vineberg LLP

99.4	Consent of McMillan LLP